EXHIBIT 99.1
Regulated information

Endoscopic improvements with filgotinib are consistent with clinical remission rates in patients with Crohn's disease

Conference call 26 September at 14.00 CET/8 AM ET, +32 2 400 6926, code 8889838

Mechelen, Belgium; 26 September 2016 02.00 CET - Galapagos NV (Euronext & NASDAQ: GLPG) reports that Dr Severine Vermeire, principal investigator of the FITZROY Phase 2 study with investigational agent filgotinib in Crohn's disease, will present endoscopic and other key findings from the study in an oral session during United European Gastroenterology Week (UEG Week) in Vienna, Oct. 15 - 19, 2016. The abstract for the talk is available online at www.ueg.eu/week/.

The FITZROY Phase 2 study randomized 174 patients with Crohn's disease. Across the study, the average baseline CDAI score was 293, with average baseline SES-CD score of 14.6.

Variable/unit/population	placebo n=44	filgotinib n=128	p-value
Clinical remission (CDAI<150), %, ITT-NRI	23	47	0.0077
SES-CD improvement by at least 50%, %, ITT-LOCF	13.6	25	NS
Overall total histopathology score, mean change from baseline, ITT-LOCF	-0.6	-3.5	0.0359

CDAI: Crohn's disease activity index; ITT: intent-to-treat; NRI: non-responder imputation; LOCF: last observation carried forward; SES-CD: simple endoscopic score for Crohn's disease; Histopathology score = Adaptation from histopathology score D'haens. Note that the FITZROY study was not powered for statistical significance on endoscopy.

"The endoscopic improvement and the histopathological benefit are additional strong and relevant indicators contributing to the potential of filgotinib as an oral treatment for Crohn's patients," said Dr Severine Vermeire, principal investigator of the FITZROY study.

Overall, filgotinib was safe and well tolerated. Similar incidences in early discontinuations, SAEs and AEs including infections were observed, with the majority of the SAEs related to worsening of CD.  An increase in mean hemoglobin concentration was observed, without difference between filgotinib and placebo. No clinically significant changes from baseline in mean neutrophil counts or liver function tests were observed. Filgotinib showed a favorable lipid profile with an increase in HDL and no change in LDL, resulting in an improved atherogenic index.

"This is the first known double-blind, placebo-controlled study in Crohn's disease with endoscopic central reading as an inclusion criterion and as efficacy endpoint," said Dr Piet Wigerinck, Chief Scientific Officer of Galapagos. "Galapagos chose a 50% improvement in SES-CD scores as the appropriate hurdle for a potential new therapy option in Crohn's disease, and we are very pleased that endoscopic improvement was in line with observed clinical remission and response rates, CRP improvements, and patient reported outcomes."

Dr Vermeire will speak at UEG Week on 17 October 2016, at 16.20 CET, in the session entitled "Future drugs in IBD," abstract OP105, entitled: "Filgotinib, a selective JAK1 inhibitor, induces clinical remission in patients with moderate-to-severe Crohn's disease: final analysis of the Phase 2 FITZROY study."

Galapagos and Gilead entered into a global collaboration for the development and commercialization of filgotinib for inflammatory indications. Gilead initiated the FINCH Phase 3 program in rheumatoid arthritis in August 2016 and expects to initiate a Phase 3 study in Crohn's disease and a Phase 2/3 study in ulcerative colitis in Q4 2016.

Filgotinib is an investigational therapy and its efficacy and safety have not been established.

For more information about filgotinib: www.glpg.com/filgotinib

For more information about UEG Week: www.ueg.eu/week/

Conference call

Galapagos will conduct a conference call open to the public on 26 September 2016 at 14:00 Central European Time (CET), 8 AM ET. To participate in the conference call, please call one of the following numbers ten minutes prior to commencement:

CODE: 8889838

USA:	+1 719 457 2086
UK:	+44 330 336 9411
Netherlands:	+31 20 703 8261
France:	+33 1 76 77 22 57
Belgium:	+32 2 400 6926

An archived recording will also be available for replay shortly after the close of the call.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Our pipeline comprises a maturing pipeline of Phase 3, Phase 2, Phase 1, pre-clinical, and discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 460 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More information at www.glpg.com.

Contacts

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications	Director Communications
+1 781 460 1784 Paul van der Horst Director IR & Business Development +31 6 53 725 199	+31 6 53 591 999 communications@glpg.com
ir@glpg.com

Forward-Looking Statements

This release may contain forward-looking statements, including statements regarding any guidance given by Galapagos' management, the anticipated timing of clinical studies with filgotinib, the progression and results of such studies and ongoing interactions with regulatory authorities. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from the ongoing and planned clinical research programs in rheumatoid arthritis, Crohn's disease and/or ulcerative colitis may not support registration or further development of filgotinib due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including its collaboration partner for filgotinib, Gilead), and estimating the commercial potential of Galapagos' product candidates. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on form 20-F filed with the SEC and subsequent filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.